Exhibit 4.3

ADDENDUM TO
WORKOUT AND COLLATERAL RELEASE AGREEMENT

THIS ADDENDUM TO WORKOUT AND COLLATERAL RELEASE AGREEMENT, dated as of September 23, 2002 (this “Addendum”) is made by and among NETPLEX SYSTEMS, INC., a Delaware corporation (“Systems”), THE NETPLEX GROUP, INC., a New York corporation (“Group”) and WATERSIDE CAPITAL CORPORATION, a Virginia corporation (“Waterside”), and is an addendum to that certain WORKOUT AND COLLATERAL RELEASE AGREEMENT, dated as of May 15, 2002 (the “Agreement”) by and among the parties hereto. All capitalized terms not otherwise defined herein shall have the meanings ascribed to them by the Agreement.

NOW THEREFORE, in consideration of the premises and the mutual covenants contained herein and in the Agreement, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows.

1.    Systems shall deliver to Waterside the Secured Commercial Note in the principal amount of $500,000 payable to the order of Waterside, made as of May 15, 2002, and executed by Systems as of even date with this Addendum (the “$500,000 Note”) and Waterside acknowledges that Systems has paid all interest that has accrued under such note through September 1, 2002, and that the next payment of interest under such note is not due and payable until October 1, 2002.

2.    In exchange for the delivery of the note referenced in Section 1 above, Waterside shall deliver to Systems for cancellation 500 shares of Systems’ Class A Preferred Stock.

3.    Group shall cause Contractors Resources to execute and deliver the security agreement executed by Contractors Resources as of even date with this Addendum.

4.    Group and Waterside shall amend the terms of that certain Secured Commercial Note made payable by Group to the order of Waterside in the principal amount of $900,000 and dated September 28, 2001, pursuant to that certain First Amendment to Secured Commercial Note executed by Group as even date with this Addendum (the “First Amendment to Secured Commercial Note”).

5.    Waterside agrees to subordinate its security interests in the assets of Group, Systems and Contractors Resources to the interests of Wells Fargo Business Credit, Inc. (or a similar senior institutional lender) as a senior institutional lender (the “Institutional Lender”) on terms and conditions acceptable to Secured Party in the exercise of its reasonable business judgment, and Waterside agrees to permit and authorize Group, Systems and Contractors Resources to file such amended financing statements as are reasonably necessary to evidence such subordination subject to Waterside’s reasonable approval; provided that the aggregate borrowings (or amounts advanced in factorings) of Group, Systems and Contractors Resources do not exceed eighty percent (80%) of the book value of the receivables of the SI Division of Systems (the “SI Division”) which are 90 days or less past due (the “Borrowing Base”).

6.    Waterside agrees to consider in good faith increasing the Borrowing Base to include the assets of Contractors Resources in the event Contractors Resources has the opportunity to finance its assets.

7.    Waterside consents to the sale of the SI Division (including by way of asset sale, sale of securities, merger, consolidation or the like) provided that Systems pays Waterside $100,000 plus twenty percent (20%) of the proceeds from any such sale (other than a sale to Waterside or its affiliates), when and as received (including but not limited to cash proceeds or debt financing for any purchaser of the SI Division, all to be applied as follows: first to any past due accounts that Group or Systems has with the Waterside, second to any late payment fees under such accounts, if any, third to past due interest owed with respect to such accounts, fourth to any past due dividends owed by Group or Systems to Waterside and fifth to the principal balance of any debt owed by Group or Systems to Waterside.

8.    The parties agree to promptly document the exchange of 500 shares of Class A Preferred Stock of System’s for 500 shares of a class of preferred stock of Group to be designated Class F Preferred Stock of Group having substantially the same rights and privileges with respect to Group as exists for the Class A Preferred Stock of Systems being exchanged by Waterside, except to the extent such rights and privileges conflict with law or the terms of any outstanding securities of Group; provided, however in the case of such conflict the parties will negotiate in good faith for mutually agreeable terms; and provided, further, that, to the extent not precluded by law or the terms of any outstanding securities of Group, the Class F Preferred Stock shall include the following terms:

At any time after the earliest of (a) a Change of Control (as defined below), (b) the occurrence of an event of default or breach by Group under the Master Agreement or the Workout Agreement or any documents evidencing, guaranteeing, securing or executed by Group in connection with the Master Agreement, the Workout Agreement or any other agreement entered into by Group with Waterside, all subject to any applicable grace, notice and cure periods or (c) the failure of Group to make timely dividend payments on the Class F Preferred Stock, Waterside shall have the right to require Group to redeem or purchase up to all of the shares of the Class F Preferred Stock held by Waterside for $500,000, plus accrued and unpaid dividends. If a redemption has not occurred by May 15, 2006, Waterside shall have the right to require Group to convert up to all of the shares of Class F Preferred Stock held by Waterside into shares of Group Common Stock at the rate of 200 shares of Group Common Stock for each share of Class F Preferred Stock held by Waterside. Following such notice, Group shall within 5 business days convert such outstanding shares of Class F Preferred Stock held by Waterside by delivering to Waterside a stock certificate for the appropriate number of shares of Group Common Stock. A “Change of Control” shall be deemed to occur on (x) the date that Gene Zaino shall cease to serve as either the Chairman of the Board of Group or as its President, or (y) any consolidation, merger, reorganization, sale of substantially all of the assets of Group or other similar transaction with or into any other corporation or other entity or person, or any other corporate reorganization in which the shareholders of Group immediately before such consolidation, merger or reorganization, or any transaction or related series of transactions do not hold shares possessing the majority of votes in the election of directors immediately after such consolidation, merger or reorganization, or any transaction or series of transactions; provided, however, a Change of Control shall not be deemed to have occurred in the event Netplex Systems, Inc. sells its SI Division based in Charlotte, North Carolina ( including by way of asset sale, sale of securities, merger, consolidation or the like) provided that: Netplex Systems makes the payments required by Section 7 of the Addendum to Workout and Collateral Release Agreement. If Group voluntarily redeems the Class F Preferred Stock on or before May 15, 2006, Group shall pay Waterside a $66,500 early redemption fee.

[Signatures Appear on the Next Page]

IN WITNESS WHEREOF, the parties have executed this agreement as of the date set forth above.

WATERSIDE CAPITAL CORPORATION

By:
Name:
Title:

NETPLEX SYSTEMS, INC.

By:
Name:
Title:

THE NETPLEX GROUP, INC.

By:
Name:
Title:

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